

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

William Sanchez
President and Chief Executive Officer
Telco Cuba, Inc.
7951 S.W. 6th Street
Suite 216
Plantation, Florida 33324

> **Re: Telco Cuba, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 18, 2021**
> **File No. 024-11611**

Dear Mr. Sanchez:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 18, 2021

Risk Factors
A large part of our revenues are dependent on our limited number of clients..., page 4

1. Please identify the customer that accounted for half of your total revenues in fiscal 2020. File as exhibits any agreements with this customer and disclose the material terms of such agreements in your offering statement. Refer to Item 17(6)(b) of Form 1-A.

Use of Proceeds, page 18

2. Please disclose the interest rate and maturity of the debt you intend to pay off with proceeds from the offering. Also, as you intend to use proceeds from this offering for acquisitions, revise to disclose, if true, that you have no current plans, understandings, or agreements to make any material acquisitions. Alternatively, revise your offering circular

to disclose the material terms of such plans. Refer to Instructions 6 and 7 to Item 6 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 26

3.   Please revise your discussion of cash flows by operating, financing and investing activities to agree with amounts disclosed on the Statements of Cash Flows for all periods presented.

4.   You disclose that your majority shareholder will make capital contributions to you as necessary to sustain your operations. Please disclose whether he is contractually committed to providing you such funds. If your majority shareholder has not made any binding funding commitments, revise your disclosure to clarify that there is no assurance that the required funding will be provided.

Plan of Distribution, page 29

5.   Revise your offering statement to identify the selling securityholder and, in tabular format, disclose the amount owned by the securityholder prior to the offering, the amount offered for his or her account and the amount to be owned after the offering. At the bottom of the table, provide the total number of securities being offered for the account of all securityholders and describe what percent of the pre-offering outstanding securities of such class the offering represents. Refer to Item 5(d) of Form 1-A.

Financial Statements, page F-1

6.   We note that the fiscal year end November 30, 2020 unaudited financial statements includes Prepaid expenses and other current assets of $83,250 and a Total current assets of $169,116. We also note that as of May 31, 2021, Prepaid expenses and other current assets totaled $119,792 of $189,050 Total current assets. Please revise the balance sheets included in the filing to provide a separate line item or disclosure in the notes to the financial statements for all Other Current Assets in excess of 5% of Total Current Assets.

7.   We note that the fiscal year end November 30, 2020 unaudited financial statements includes Other current liabilities of $574,132 and a Total current liabilities of $1,043,154. We also note that as of May 31, 2021, Other current liabilities totaled $135,683 of $410,057 Total current liabilities. Please revise the balance sheets included in the filing to provide a separate line item or disclosure in the notes to the financial statements for all Other Current Liabilities in excess of 5% of Total Current Liabilities.

8.   Please revise the Statements of Cash Flows for all periods presented to separately disclose all non-cash transactions, including but not limited to common stock issued for the reduction of debt, changes in APIC due to interest write off and common stock issued for professional services.

9.   We note on page 4 that in fiscal 2020 your largest client accounted for half of your total revenues and your five largest clients together accounted for 99% of your total revenues. We also note in your financial statement disclosure on page F-7 that as of May 31, 2021 you do not have a large percentage of total sales with a single customer. Please revise your disclosure in the notes to the financial statements to be consistent with the disclosure on page 4 regarding major customers or expand MD&A to explain changes in your customer base from November 30, 2020 to May 31, 2021 that resulted in changes in revenues from major customers.

Note 3. Stockholders' Deficit
Preferred shares, page F-11

10.   We note on page 38 that each share of Series B Preferred Stock is convertible into 5,000 shares of common stock and have the same voting and liquidation rights as the common stock on an as-converted basis. We also note that each share of Series C Preferred Stock has the right to vote 100,000 common share votes. Please expand the disclosure on page F-11 and throughout the other financial statements to include the voting rights for the Series B and C Preferred Stock.

Note 6. Related Party Transactions, page F-12

11.   We note that as of May 31, 2021 your officers had a balance owed to them of $265,642 and that the balances are due on demand. Please revise to classify the notes that are due on demand to current liabilities for all periods presented.

Note 11. Events, page F-52

12.   We note on the Statement of Cash Flows for fiscal 2019 that you acquired Advanced Satellite Systems, Inc. for $100,000 and also recorded Goodwill related to another acquisition. Please expand the disclosure to include all disclosures required pursuant to ASC 805-10-50 for the acquisition of Advanced Satellite Systems, Inc. and the acquisition related to the $350,000 goodwill.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

William Sanchez
Telco Cuba, Inc.
September 13, 2021
Page 4

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Harold H. Martin